FOR IMMEDIATE RELEASE	March 27, 2023

Micromem Update

Toronto, Ontario and New York, New York, March 27, 2023 - Micromem Technologies Inc. (CSE: MRM) (OTCQB: MMTIF) ("Micromem") ("the Company").  Micromem is pleased to announce that it has completed its agreement ("Agreement") between WING[1], Universitatea Petrol SI Gaze Ploiesti (the "University"), Augustine Professionals and the Company. This Agreement governs three phases of development for Micromem's projects in Romania.

Phase one of the Agreement relates to the development of analytics software for Micromem's ARTRA project which is to be customized for use by Romgaz and Petrom in their respective gas and oil well operations.  Micromem will maintain a 50% interest in the jointly developed analytics software which is intended to provide comprehensive real time data and analysis for operating wells. Micromem will receive recurring monthly revenues as this software is utilized.

Phase two of the Agreement relates to purchase orders for ARTRA units:

(i) Initially, Micromem will receive a purchase order for two units to be delivered to the University for their evaluation.  These initial two units will be identical to the ARTRA technology that Micromem has previously delivered to Chevron. Micromem will recover all of the costs it incurs with respect to these initial units. The University's team will complete their assessment of the required modifications that will be needed for these initial units in order to conform  with  all required specifications for a well-mounted device that incorporates all of the analytics software ("Configured Units").

(ii) The follow up component of the purchase order will be for 20 of the Configured Units to be assessed and tested for field use in operating wells in Romania. These Configured Units will be built in Romania.

(iii) If the Configured Units are successfully tested in the field, the final component of the purchase order will be for up to 3,800 Configured Units, over 24 months, for installation and networking on gas wells and an additional 1,200 units for installation and networking on oil wells. These units will be built in Romania. The proposed selling price for each of these units has currently been established as Euro 200,000 per unit.

Phase three of the agreement, which will occur concurrently, will be to develop a solution for the powerline monitoring system selected for use in Romania's electricity transmission system. WING will establish and operate the first integrated digital laboratory in Romania, DigiTEL, whose role will be to test future technologies in the energy field.  Micromem will work with WING and the University to develop both the powerline monitoring devices and the analytics software for the Romanian national electrical grid.  This project is to be funded by the EU and will provide Micromem with additional recurring revenue on the analytics side in conjunction with hardware sales.

Further press releases with additional details will be released as these phases of the Agreement move forward.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTC QB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward-looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing:  NASD OTC-QB - Symbol: MMTIF

CSE - Symbol: MRM

Shares issued 482,156,379

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com.

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[1] Technological Transfer Center accredited by the Ministry of Research, Innovation and Digitization…the largest national group of research & innovation companies, with almost 20 years of experience. www.wing.ro.